March 19, 2007
MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission
Attention: William A. Bennett, Esq.

FROM:	MetroPCS Communications, Inc.

RE:	MetroPCS Communications, Inc.
Registration Statement on Form S-1 (File No. 333-139793)
Registration Statement on Form 10 (File No. 0-50869)
Response to SEC Staff Comments dated February 28, 2007
     This memorandum sets forth the responses of MetroPCS Communications, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 28, 2007 (the “Comment Letter”), with respect to Amendment No. 1 to the Registration Statement (File No. 333-139793) on Form S-1 (the “Form S-1”) that we filed on February 13, 2007 and Amendment No. 1 to the Registration Statement (File No. 0-50869) on Form 10 that we filed on February 13, 2007 (the “Form 10”). Concurrently with the delivery of this letter, we are filing Amendment No. 3 to the Form S-1 (“Amendment No. 3”). For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment our response. Capitalized terms used in this letter and not defined have the meanings given to them in the Form S-1.
Form S-1
1.	We note from the amendment filed on February 28, 2007 that you are seeking confidential treatment for certain exhibits. We will respond under cover of a separate letter to this request.

Response: We acknowledge the Staff’s comment and will await any separate responses.
Risk Factors, page 13
The Department of Justice has informally requested information.... page 16
2.	Please expand the risk factor disclosure to clarify any recourse the DOJ may take based on the concerns they expressed over your use of the PCS spectrum subject to the consent decree. Please also include FAS 5 disclosure of any financial contingencies related to DOJ recourse related to the potential redeployment of EV-DO network assets in Note 11 on page F-67 or tell us why you believe such disclosure is not required.
Response: The consent decree which is referenced by this risk factor is between the Department of Justice, or DOJ, Cingular Wireless and AT&T Wireless. The Company’s expectations with respect to the use of the spectrum were communicated to the DOJ supplementally and were not a part of the consent decree between Cingular Wireless and AT&T Wireless nor did the Company enter into a consent decree with the DOJ. It is unclear what, if any, recourse the DOJ might have against the Company since the Company did not enter into a consent decree. We have revised the risk factor to clarify that the consent decree is between the DOJ, Cingular Wireless and AT&T Wireless. In addition, the Company has revised the risk factor to include the most recent discussions between the Company’s representatives and the DOJ and a discussion of the potential actions that the DOJ might undertake against the Company. Please see page 15 of Amendment No. 3.

The Company has also updated the disclosure to clarify that the Company has determined that there are no financial contingencies required to be disclosed in accordance with FAS 5 with respect to any DOJ actions. Please see Note 10 on page F-28 of Amendment No. 3.
We have identified material weaknesses in our internal control over financial reporting in the past, page 23
3.	We note your response to prior comment 14 to our letter dated February 2, 2007 regarding the need to disclose failures of your disclosure controls and procedures during the last 12 months. While it may be true that you did not become subject to the periodic filing requirements of the Securities Exchange Act of 1934 pursuant to filing a Form 10 registration statement under Section 12 of the-Exchange Act during 2006, the company should have registered its securities under Section 12 of the Exchange Act in early 2006 and therefore should have been subject to the reporting requirements under the Exchange Act. The company’s failure to comply with the registration requirements and accompanying disclosure requirements of the Exchange Act is a failure in the company’s disclosure controls and procedures. The appropriate risk factor should be expanded to address this point.

Response: The Company has added a new risk factor to address the Staff’s comment. Please see page 24 of Amendment No. 3.
Despite current indebtedness levels we will be able to incur substantially more debt. page 26

4.	As noted in your response number 19 dated February 13, clarify that because your current operations are primarily conducted by MetroPCS Wireless and its subsidiaries, the restrictions on those entities’ ability to incur additional indebtedness as set forth in the risk factor on page 26 could limit your operational flexibility despite the fact that similar restrictions do not apply directly- to the company via its senior secured credit facility and the indenture governing its senior notes.

Response: The Company has revised the risk factor that begins “The terms of our debt place restrictions...” to address the Staff’s comment. Please see pages 25-26 of Amendment No. 3.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50
5.	Refer to our previous comment 62. Please expand MD&A on page 55 to include the description of the methodologies and assumptions provided in the last paragraph of your response to comment 62.

Response: The Company has expanded the MD&A discussion referenced in the Staff’s comment to include the description of the significant factors, assumptions, and methodologies used in determining the fair value of our common stock. Please see pages 55-56 of Amendment No. 3. In addition, for the Staff’s benefit, we have included supplementally on Annex A, a preliminary indication of the range of the offering price we have received from the underwriters.

6.	Refer to the table of awards granted under your Option Plans on page 56. Please expand the table to include options granted during the fourth quarter of 2006.

Response: The Company has updated the table to include options granted during the fourth quarter of 2006. Please see page 54 of Amendment No. 3.
Liquidity and Capital Resources, page 83
7.	We note your belief that your existing cash, cash equivalents and short-term investments, proceeds from this offering, and your anticipated cash flows from operations will be sufficient to fully fund your projected operating and capital requirements for your existing business, currently planned expansion, planned enhancements of network capacity and upgrades for EVDO Revision A with VoIP, and service of your debt incurred in November 2006. Clarify the time frame over which these projected operating and capital requirements will be made, i.e., thru early 2009?

Response: In connection with the updates to the financial information for the year ended December 31, 2006, the Company clarified the Liquidity and Capital Resources disclosure to include the anticipated time frame as through at least December 31, 2009. Please see page 85 of Amendment No. 3.
Financial Statements
Note 1 — Organization and Business Operations, page F-10
8.	Refer to your response to comment 53. We note that Royal is a variable interest entity and that you consolidate Royal based on being the primary beneficiary, as you will absorb all of Royal’s losses. Please expand your disclosure in the notes to the financial statements to include the disclosures required pursuant to paragraph 23 of FIN 46R, if applicable.

Response: The Company has included additional disclosures pursuant to paragraph 23 of FIN 46R in Note 3 to the consolidated financial statements for the period ended December 31, 2006. Please see page F-19 of Amendment No. 3.
Financial Statements — September 30, 2006
Note 2 — Share Based Payments.
9.	Refer to your response to comment 57. Please tell us your basis in GAAP for not providing separate disclosures for stock options using variable plan accounting pursuant to the guidance in paragraphs 65 and A240 of FAS 123(R) or revise the disclosure in Note 2 to include all required disclosures.

Response: The Company has included additional disclosures in the last paragraph of “Note 14 — Share-Based Payments,” in its December 31, 2006 financial statements. Please see page F-36 of Amendment No. 3.

10.	Please include the information provided in Annex C in response to comment 61 in your next correspondence submitted on EDGAR.

Response: The Company has included Annex C with the EDGAR version of this response memorandum.

11.	Refer to your response to comment 64 regarding the rescission rights. Because the possible redemption of these shares and options is outside your control, we believe you should present common stock and options that may be subject to rescission rights separately from permanent equity. Please refer to the guidance in EITF Topic D-98 and note 18b to paragraph 32 of
SFAS 123(R).

Response: As discussed with the Staff via teleconference on March 12, 2007, we have revised the disclosure in the risk factor on page 23 of Amendment No. 3 and the disclosure in Note 10 on page F-28 of Amendment No. 3 to the consolidated financial statements to clarify that the only securities that the Company believes are currently subject to a right of rescission are unexercised options to purchase 1,977,000 shares of common stock. Pursuant to Section 12(a) of the Securities Act, the holders of these options have the right to rescind the grant of those options. Because no consideration was given by the option holders upon receipt of these options, the Company does not believe that the option holders are entitled to any cash consideration upon exercise of their right of rescission. The Company has reviewed its equity incentive plans and the option agreements governing the options and has also determined that the holders are not contractually entitled to receive any cash consideration from the Company in the event they exercise their rescission rights.

The Company’s management has, nevertheless, determined that it would be in the best interests of the Company to proceed with a registered rescission offer for the options that are subject to a right of rescission. Management currently anticipates that such an offer, if made, would be at a purchase price equal to 20% of the aggregate exercise price of options subject to the rescission offer, or approximately $2.6 million. As noted in our response letter dated February 28, 2007, this purchase price was tentatively selected based upon our review of other offers conducted by issuers in similar circumstances.

Whether the rescission offer is ultimately executed and the price at which it is executed are still subject to the approval of the Company’s Board of Directors. In addition, the scope of any such offer may be impacted by the lapsing of the statute of limitations period with respect to certain options, the exercise of options and the Company’s ongoing legal analysis regarding the impact of state law.

In light of the foregoing facts, the Company reviewed the guidance in FAS 5, EITF Topic D-98 and note 18b to paragraph 32 of
FAS 123(R) to determine whether any amounts should be recorded and/or disclosed in its financial statements as of December 31, 2006. In considering the guidance in EITF Topic D-98 and note 18b to paragraph 32 of SFAS 123(R), the Company recognizes that securities with redemption features not solely within the control of the issuer should be classified outside of permanent equity.

Paragraph 31 of EITF Topic D-98 states that the initial amount to be classified outside of permanent equity should be based on the redemption provisions of the instrument. As of December 31, 2006, based on the statutory rescission information discussed above, there is no cash obligation to the Company. Accordingly, based on this guidance, $0 should be recorded outside of permanent equity. As noted above, the rescission rights involve only stock options which have not been exercised. Until such time as an option holder actually exercises the affected options, the possible redemption of these options remains within the Company’s control.

The Company has disclosed in Note 10 to its consolidated financial statements for the year ended December 31, 2006, that the Company’s estimate of the maximum potential liability is approximately $2.6 million if the rescission offer is approved by the board of directors, launched and accepted by all of the holders of the affected options. However, the Company currently believes that there is only a remote possibility that even if the Company undertakes the rescission offer it will be accepted by any of the Company’s option holders. The exercise price for the affected options ranges from $1.57 to $8.67 per option, with a weighted average exercise price per option of $6.28. Based upon the anticipated range of the offering price disclosed supplementally on Annex A to this memorandum, the spread between the low end of the offering price range and the highest exercise price per option is significantly greater than the 20% price that the option holders would be offered in the rescission offer. For these reasons, the Company does not believe that it is probable that any of the holders will accept the rescission offer.
Form 10
12.	Please amend your Form 10 to comply with the above comments.

Response: We intend to amend the Form 10 to reflect the above comments.

Annex C
Note 2 Share-Based Payments, page F-56

						Total	Total Expense
		Options	Exercise	FMV of	Per Option	Compensation	Recognized	Valuation
Grant Date	Vesting Schedule	Granted	Price	Common Stock	Valuation	Cost	During 2006	Date	Valuation Methodology
3/14/2006	3 years — ratable monthly vesting over 36 periods	83,000	$21.46	$21.46	$9.79	$812,379	$212,853	12/31/2005	Based on recent and pending arms-length cash transactions with unrelated parties for issuances of equity securities.
3/14/2006	4 years — 25% cliff vesting after one year, remainder vests monthly over remaining term	873,663	$21.46	$21.46	$9.79	$8,551,151	$1,518,639	12/31/2005	Based on recent and pending arms-length cash transactions with unrelated parties for issuances of equity securities.
6/28/2006	3 years — ratable monthly vesting over 36 periods	3,000	$22.63	$22.63	$10.51	$31,518	$5,337	3/31/2006	Contemporaneous valuation based on AICPA Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”
6/28/2006	4 years — 25% cliff vesting after one year, remainder vests monthly over remaining term	175,175	$22.63	$22.63	$10.51	$1,840,371	$215,233	3/31/2006	Contemporaneous valuation based on AICPA Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”
9/13/2006	4 years — 25% cliff vesting after one year, remainder vests monthly over remaining term	139,475	$26.00	$26.00	$11.87	$1,655,024	$112,549	6/30/2006	Based on recent and pending arms-length cash transactions with unrelated parties for issuances of equity securities.
12/6/2006	4 years — 25% cliff vesting after one year, remainder vests monthly over remaining term	45,600	$34.00	$34.00	$11.78	$537,168	$8,266	12/1/2006	Contemporaneous valuation based on AICPA Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”
12/6/2006	Immediate vesting upon grant (1)	36,670	$0.23	$34.00	$33.77	$1,239,992	$1,239,992	12/1/2006	Contemporaneous valuation based on AICPA Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”
12/6/2006	Immediate vesting upon grant (1)	90,300	$4.70	$34.00	$29.30	$2,728,749	$2,728,749	12/1/2006	Contemporaneous valuation based on AICPA Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”
12/6/2006	Immediate vesting upon grant (1)	3,904	$21.40	$34.00	$12.60	$70,462	$70,462	12/1/2006	Contemporaneous valuation based on AICPA Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”
12/6/2006	Immediate vesting upon grant (1)	4,144	$21.40	$34.00	$12.60	$74,794	$74,794	12/1/2006	Contemporaneous valuation based on AICPA Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”
12/22/2006	3 years — ratable monthly vesting over 12 periods	25,000	$34.00	$34.00	$11.88	$296,933	$6,679	12/1/2006	Contemporaneous valuation based on AICPA Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”
12/22/2006	2 years — 50% cliff vesting after one year, remainder vests monthly over remaining term	50,000	$34.00	$34.00	$11.88	$593,865	$6,520	12/1/2006	Contemporaneous valuation based on AICPA Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”
12/22/2006	3 years — ratable monthly vesting over 36 periods	40,000	$34.00	$34.00	$11.88	$475,092	$79,174	12/1/2006	Contemporaneous valuation based on AICPA Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”
12/22/2006	2 years — 33% cliff vesting after one year, remainder vests monthly over remaining term	750,000	$34.00	$34.00	$11.88	$8,907,975	$64,746	12/1/2006	Contemporaneous valuation based on AICPA Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”
12/22/2006	4 years — 25% cliff vesting after one year, remainder vests monthly over remaining term	1,470,000	$34.00	$34.00	$11.88	$17,459,631	$94,847	12/1/2006	Contemporaneous valuation based on AICPA Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”
1/18/2007	4 years — 25% cliff vesting after one year, remainder vests monthly over remaining term	103,100	$34.00	$34.00	$11.88	$1,224,828	$—	12/1/2006	Contemporaneous valuation based on AICPA Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”
1/26/2007	3 years — ratable monthly vesting over 36 periods	83,000	$34.00	$34.00	$11.88	$986,040	$—	12/1/2006	Contemporaneous valuation based on AICPA Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”
1/26/2007	4 years — 25% cliff vesting after one year, remainder vests monthly over remaining term	150,000	$34.00	$34.00	$11.88	$1,782,000	$—	12/1/2006	Contemporaneous valuation based on AICPA Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”

(1)	Options were granted with a 25 day term and were exercised within that period.